Exhibit 99.7
March 1, 2024

Jefferies LLC
520 Madison Avenue
New York, NY 10022

Attention: Jeff McGrath, Greg Valentine

Re: Non-binding Proposal in Response to Process Letter

Ladies and Gentlemen:

Pursuant to the process letter dated February 14, 2024, Lockheed Martin Corporation (“Lockheed Martin”) is pleased to submit to you a non-binding proposal to acquire all the outstanding shares of common stock and warrants of Terran Orbital Corporation (“Terran” or the “Company”) for cash (the “Transaction”), as described in more detail below. We would like to thank the Terran and Jefferies teams for the continued constructive engagement during our due diligence process to date, including the management presentation, site tour, support of functional diligence workstreams and responsiveness to our requests.

Terran represents an attractive opportunity for Lockheed Martin, and we are treating the potential Transaction as a strategic priority. Terran’s superior capabilities and business momentum align with one of Lockheed Martin Space’s strategic growth priorities and the Transaction would accelerate that strategy.

Lockheed Martin and Terran established a strategic relationship as part of Lockheed Martin’s investment in Terran’s Series A round in 2017. Over the past seven years, we have been impressed with Terran as a provider of vertically integrated, full-spectrum satellite solutions to government and commercial customers. The Company’s track record of supporting 80+ missions over the past 10 years for government and commercial customers with complex mission requirements remains highly differentiated. Lockheed Martin’s longstanding working relationship with Terran and our position as Terran’s largest customer, underpins our confidence in the parties’ strong cultural alignment and our ability to expeditiously and successfully integrate Terran and its people with Lockheed Martin.

We have invested significant resources conducting our due diligence inclusive of a detailed review of the forward revenue projections and are substantially finished with our process.

Lockheed Martin continues to be Terran's largest revenue generating customer accounting for the majority of the backlog (81% as of December 31st, 2022). In addition to being the largest historical revenue generating customer we are confident that we will continue to be the largest revenue generating customer for Terran for the foreseeable future. As a result, we are uniquely qualified to assess the Company’s near and long-term outlook and accurately ascribe fair value to Terran’s business for all its stakeholders. This letter formally conveys to you the following non-binding proposal.

Non-Binding Proposal

Lockheed Martin is prepared to offer the following:
•$1.00 in cash for each share of Terran common stock outstanding1
•Over $70 million in aggregate cash for Terran's outstanding warrants2
•Assumption or repayment of Terran's existing debt liabilities of $313 million as of September 30, 2023.

Given Lockheed Martin’s unparalleled understanding of the Company and our position as Terran’s most significant revenue generating customer, we are confident our proposal delivers compelling value for all Terran stakeholders and provides greater value to such stakeholders than Terran’s prospects as a standalone company. Stockholders, warrant holders and debt holders would receive immediate liquidity and certain value, and Terran employees and customers would benefit from the resources and stability available under Lockheed Martin’s ownership.

Transaction Premium

Offer consideration to common stockholders reflects:
•38% premium to $0.72 closing stock price after Terran’s strategic alternatives announcement on December 11, 2023
•11% premium to 30-day VWAP of $0.90 measured as of February 29, 2024

Our offer to common stockholders reflects a premium to these share prices despite the fact that Lockheed Martin also expects to pay out over $70 million to Terran’s warrant holders, a new obligation that principally arises from Terran’s 2023 fundraising efforts that is triggered by the Transaction. These warrants represent a significant liability constituting 31% of Terran’s current market capitalization. Additionally, the Transaction would result in full compensation to Terran’s debt holders for the principal value of the Company’s obligations.

The Transaction would not be subject to any financing contingencies. Our proposal is subject to the satisfactory completion of outstanding confirmatory diligence, negotiation of mutually agreeable definitive transaction documents, and final receipt of necessary corporate approvals. The transaction would be further subject to customary and typical closing conditions. Based on the information available to us, we expect limited regulatory risk to the Transaction. We believe Lockheed Martin is well positioned to negotiate and complete the Transaction in an expedited manner.

We are committed to an acquisition of Terran and stand ready to work with you to negotiate a mutually acceptable transaction on an expedited timeline. To that end, we believe with the Company’s full attention, the Transaction could be announced quickly.

This letter does not create any legally binding or enforceable obligations. No such obligations shall be imposed on either party unless and until a definitive agreement is signed by both Terran and Lockheed Martin.

We look forward to discussing a potential transaction with Terran and executing a definitive agreement expeditiously.

1 Based on approximately 223 million common stock and dilutive stock-based compensation outstanding as of February 2024.
2 Reflects estimated Black Scholes value for approximately 103 million outstanding warrants as of February 2024, which includes Public Warrants, warrants issued as part of Registered Direct Offering (May 2023), Confidentially Marketed Public Offering (September 2023) and to other lenders as disclosed in Terran’s public filings. Estimated value based on available market inputs at time of this letter.

Sincerely,

/s/ Scott M. Weiner
_______________________________
Scott M. Weiner
Vice President Corporate Development
Lockheed Martin Corporation

CC:     Stephen Edelman, Brian Link (Citi)
    Elizabeth Donley (Hogan Lovells)